Room 4561

Charles T. Jensen
President and Chief Executive Officer
NeoMedia Technologies, Inc.
2201 Second Street, Suite 600
Fort Meyers, Florida 33901

Re: NeoMedia Technologies, Inc.
Registration Statement on Form S-3
Filed September 11, 2006
File No. 333-137227

Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarter Ended June 30, 2006
File No. 0-21743

Dear Mr. Jensen:

We have limited our review of your filings to the matters addressed in the comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1.   Please provide us with an analysis as to your eligibility to use Form S-3 for this transaction. In this regard, we note that you do not meet Transaction

Requirement of General Instruction I.B.3, as your securities are neither listed and registered on a national securities exchange nor quoted on an automated quotation system of a national securities association. If you are relying on Interpretation H.56 of our Telephone Interpretations date July 1997, please provide us with an explanation of how you calculated the float test of General Instruction I.B.1., and provide us with the specific numbers used in your calculation.

2.   Given the nature and size of the transaction being registered, advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Calculation of Registration Fee Table

3.   According to your disclosure on page 21, you are registering 1,433,623 shares underlying options assumed by NeoMedia upon the acquisition of Mobot, Sponge, Gavitec, and 12Snap. Please revise your fee table to indicate that these shares are not currently outstanding or update the disclosure on the cover page and in your prospectus.

Summary, page 1

4.   As previously requested in comment 1 of our letter dated July 13, 2006 relating to your prior registration statement on Form S-3 (file no. 333-135175), please revise your summary to describe the significant terms of the Series C convertible preferred stock, including a concise description of the conversion terms, and the terms of the various warrants. Please also revise to concisely describe the terms of the $5 million convertible debenture, specifically the conversion terms. You should also include disclosure that greater than 80% of the shares being offered in this registration statement are to be sold by a single group of shareholders, Cornell Capital Partners and its affiliates. Finally, revise to state the total purchase price of each of the acquisitions referenced.

5.   We note your response to prior comment 3 for our letter, dated July 13, 2006, relating to your prior registration statement on Form S-3 (file no. 333-135175) and disagree with your summary of the staff's position therein. Please note that informal oral guidance provided by the staff does not set forth the official views of the Commission or the five Commissioners. Please also note that form eligibility addresses only part of the concern raised by the staff position set forth in the Current Issues and Rulemaking Projects Outline Quarterly Update, dated March 31, 2001: whether you may rely on Rule 415 for registration of the transaction. You have not addressed our concern as to whether Cornell's ownership of securities that are convertible at a market sensitive rate calls into question the completion of the SEDA transaction, when you choose to register the

shares underlying the SEDA in what we presume will be a resale registration statement. Please note that we require a completed private placement prior to the registration of shares for resale. Therefore, as previously requested, please modify your references to the "2005 SEDA" or "$100 million" equity line arrangement in the prospectus so that such reference is accompanied by text that prominently informs investors that the arrangement is not a viable source of financing for NeoMedia. See, for example, your discussion on page 26. Please make similar revisions to your Form 10-Q for the quarter ended June 30, 2006.

Selling Stockholders, page 19

6.   We note the disclosure in your Form 10-Q for the quarter ended June 30, 2006, that during the six months ended June 30, 2006, Cornell Capital exercised 40 million warrants, generating cash proceeds of $8 million. However, it does not appear that the shares are shown in this table as beneficially owned by Cornell Capital. Please revise or advise. We note that your registration statement on Form S-3 (file no. 333-135239), declared effective February 28, 2006, registers 50 million shares of common stock underlying warrants held by Cornell Capital. However, we also note your current report on Form 8-K, filed August 30, 2006, states that a warrant to purchase 50 million shares of common stock issued March 15, 2005 was amended to reduce the exercise price to $0.10 per share. Therefore, it is unclear whether the shares of common stock underlying the warrants exercised by Cornell Capital were restricted or registered securities and whether Cornell currently owns the shares exercised or whether they have been resold.

Material Transactions with Selling Stockholders, page 23

7.   Your disclosure regarding the Securities Purchase Agreement for the Series C Convertible Preferred Stock states that net consideration from this agreement was $14,066,000 cash, "marketable securities" with a fair value of $579,000 and a purchase value of $2,000,000, and the extinguishment of $3,209,000 of preexisting indebtedness. Revise to disclose what types of "marketable securities" were received. Based on the disclosure in your Form 8-K filed February 21, 2006, it appears that these are the assignment of promissory notes and common stock of Pick Ups Plus, Inc. In your revision, please also disclose your relationship with Pick Ups Plus, Inc. Additionally, please explain how you derived the net consideration amount, as your numbers do not seem to add up.

8.   Tell us the net proceeds received in connection with the sale of the Series C Convertible Preferred Stock and the amount of fees or other discounts provided to Cornell as part of this transaction. Given the consideration received, it appears that Cornell Capital received a considerable discount on the securities purchased. Revise here and elsewhere in the prospectus, as appropriate, to disclose the

discount afforded to Cornell Capital and the impact of such discount on current and future stockholders.

9.   Please clarify whether the 75,00,000 shares of common stock underlying the "A" warrants, "B" warrants, and "C" warrants issued in connection with the Series C convertible preferred stock purchase agreement are being registered on this registration statement.

10.   It appears that the warrants held by Cornell Capital have cashless exercise features. If true, please revise your disclosure to prominently disclose this feature and to indicate in all applicable sections of the prospectus that such feature could result in certain circumstances in no further cash payments being made to the NeoMedia in connection with these securities.

Former Shareholders of 12Snap AG, page 28

11.   Revise your disclosure to discuss the obligations to certain silent partnerships terminated as of February 28, 2006, referenced on page 5, which arose from your acquisition of this entity.

Information We Incorporate By Reference, page 39

12.   Please also ensure that all current reports on Form 8-K filed since the beginning of your current fiscal year have been specifically incorporated by reference. It appears that several current reports were filed on the same day, but the multiple reports are not specifically referenced. Please also note that you should incorporate by reference both current reports and amended reports separately, as both reports were filed pursuant to Section 13(a) or 15(d) of the Exchange Act.

Form 10-Q for the Quarter Ended June 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Three Months Ended June 30, 2006…, page 49

13.   There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed. For instance, your disclosure of changes in net sales, technology, service, product and licenses sales, cost of technology service, product and licenses, gross profit, sales and marketing, general and administrative, and research and development between periods does not quantify each source that contributed to the change. The disclosure should quantify each source that contributed to a material change. See Section III. D of SEC Release

33-6835. In addition, your disclosure should remove vague terms such as "primarily" in favor of specific quantifications. Your disclosure should also address changes in the results of operations of your organic operations separately from changes caused by acquisitions in the first quarter of 2006. Please revise. This comment also applies to your disclosure regarding results of operations for the six months ended June 30, 2005 and 2006.

14.   We also note your disclosure such as you "could realize a material increase in revenue over the next 12 months" in your various segments dues to acquisitions and/or other factors. Revise to provide the specific basis for such statements. You should indicate the factors that will impact such increases in net sales and other material information necessary for investors to evaluate such statements.

Liquidity and Capital Resources, page 53

15.   We note the going concern opinion expressed by your independent auditors. Expand this section to state the minimum period of operations you are able to fund using your current capital resources as well as any additional contractually committed capital you are entitled to receive. Indicate whether your current capital resources plus additional capital contractually committed to you is sufficient to fund your planned operations for a period of no less than twelve months from the date of the prospectus. In this regard, we note that most of your outstanding warrants have an exercise price greater than your current closing bid price and it is, therefore, unlikely you will be able to force the exercise of such warrants. Moreover, please note from comment 5 above our position that your $100 million equity line arrangement is not a viable source of financing at this time. Please revise the discussion of the SEDA accordingly. Disclose the current rate at which you are using capital in operations and describe how you plan to address any deficiency.

16.   Also, expand your disclosure to discuss in quantitative terms how your plans to "implement an aggressive growth campaign focusing on expansion through… acquisition and globalization" compare to your operations in the most recent financial statement period. To the extent you do not have sufficient capital to fund your planned operations and expansions for the twelve-month period, disclose the minimum amount of additional capital you will need to obtain to fund planned operations and expansions for that period. Describe the effects on your business activities in the event you are not able to raise capital that must be obtained to fund any portion of twelve months of operations from the effective date.

17. Specifically address the potential cash payments due to the former stockholders of your recently acquired businesses. Tell us the status of your negotiations with such former stockholders and how you intend to raise sufficient capital to pay any cash consideration due to those investors.

* * * *

As appropriate, please amend your registration statement in response to these comments. Please respond to our comments on your period report within 10 days of the date of this letter or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3611.

Sincerely,

Anne Nguyen Parker
Special Counsel

cc: Via Facsimile (305) 358-7095
        Clayton E. Parker, Esq.
        Kirkpatrick & Lockhart Nicholson Graham LLP
        Phone: (305) 539-3306